SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 000-14902

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Meridian Bioscience, Inc.

Savings and Investment Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Meridian Bioscience, Inc.

3471 River Hills Drive

Cincinnati, OH 45241

Meridian Bioscience, Inc. Savings and Investment Plan

Financial Statements

As of December 31, 2013 and 2012 and for the year ended December 31, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Participants and Administrator

Meridian Bioscience, Inc. Savings and Investment Plan

We have audited the accompanying statements of net assets available for benefits of Meridian Bioscience, Inc. Savings and Investment Plan (the “Plan”) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Meridian Bioscience, Inc. Savings and Investment Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2013 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP

Cincinnati, Ohio

June 27, 2014

Meridian Bioscience, Inc. Savings and Investment Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31,

	2013	2012
ASSETS
Cash	$398	$298
Investments, at fair value:
Common stock	179,749	153,927
Registered mutual funds	29,785,639	23,844,440
Collective trust	4,854,556	5,056,527

Total investments	34,819,944	29,054,894

Receivables:
Employer contributions	919,482	760,000
Notes receivable from participants	783,898	713,775

Total receivables	1,703,380	1,473,775

Total assets	36,523,722	30,528,967
Excess contributions payable	(3,114)	(32,123)

Net assets available for benefits, at fair value	36,520,608	30,496,844
Adjustment from fair value to contract value for interest in the collective trust relating to fully benefit-responsive stable value collective funds	(38,528)	(166,269)

Net assets available for benefits	$36,482,080	$30,330,575

The accompanying notes are an integral part of these statements.

Meridian Bioscience, Inc. Savings and Investment Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the year ended December 31, 2013

Additions to net assets attributed to:
Net appreciation in fair value of investments	$3,946,996
Dividend and interest income	1,729,934
Participant contributions	1,828,935
Employer contributions	1,578,682
Rollover contributions	50,919
Interest income on notes receivable from participants	31,564

Total additions	9,167,030

Deductions from net assets attributed to:
Benefit payments to participants	3,011,575
Administrative expenses	3,950

Total deductions	3,015,525

Net increase	6,151,505

Net assets available for benefits:
Beginning of year	30,330,575

End of year	$36,482,080

The accompanying notes are an integral part of this statement.

NOTES TO FINANCIAL STATEMENTS

Meridian Bioscience, Inc. Savings and Investment Plan

NOTE A – DESCRIPTION OF PLAN

The following description of the Meridian Bioscience, Inc. Savings and Investment Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

1.	General

The Plan is a defined contribution plan covering all employees of Meridian Bioscience, Inc. and its domestic subsidiaries (the “Company”) who have met certain service requirements as defined in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

2.	Participation

Employees become eligible for participation in the Plan on their hire date.

3.	Trustee

Bank of America, N.A. (“Trustee”) is designated as the trustee of the Plan.

4.	Contributions

Eligible employees may elect a combination of pre-tax and Roth contributions of up to 100% of their annual eligible compensation through salary deductions (“Deferred Contribution”), subject to the annual contribution limit of $17,500, as defined by the Internal Revenue Code (“IRC”). Participants over the age of 50 may contribute up to an additional $5,500. Participants may also contribute amounts representing distributions from other qualified plans. Employees are automatically enrolled in the plan upon becoming eligible, with contributions set at 3% of eligible compensation. For employees who have met the eligibility requirements for matching contributions, the Company matches up to 100% of each participant’s first 3% of eligible compensation contributed to the Plan. In addition, the Company makes, at its discretion, an employer profit sharing contribution. The Company elected to make profit sharing contributions of $900,000 and $760,000 for the 2013 and 2012 plan years, respectively.

5.	Participant Accounts

Each participant’s account is credited with the participant’s contributions, Company matching contributions, and plan earnings thereon. Allocations of the Company’s profit sharing contributions are based on participants’ wages and Plan earnings are allocated based on account balances, as defined.

NOTE A – DESCRIPTION OF PLAN (continued)

6.	Vesting

Participants are immediately vested in their voluntary contributions and actual earnings thereon. Vesting in the Company’s contributions plus actual earnings thereon is based on years of continuous service as follows:

Years of Service	Vesting Percentage
Less than 1 year	0%
1 year	20%
2 years	40%
3 years	60%
4 years	80%
5 years	100%

7.	Notes Receivable from Participants

Participants may borrow from their fund accounts up to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1-5 years, or longer for the purchase of a primary residence. The loans are collateralized by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan administrator; 4.25% for loans outstanding at December 31, 2013. Principal and interest are paid ratably through monthly payroll deductions. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

8.	Payment of Benefits

Upon termination of employment due to death, disability or retirement, a participant may elect to receive (a) an annuity; (b) installments payable in cash or in kind (rollover to another qualified plan), or part cash and part in kind over a period not to exceed participant’s life expectancy; or (c) a single lump-sum payment in cash or in kind, or part in cash and part in kind. For termination of employment due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. Terminated participants with vested account balances greater than $5,000 may elect to leave their accounts in the Plan for an indefinite period of time.

9.	Expenses of the Plan

The Company pays certain expenses of the Plan and provides certain administrative services at no cost to the Plan. If not paid by the Company, administrative expenses become a liability of the Plan. In 2013, the Plan paid loan processing fees and investment management fees. Certain management fees charged to plan mutual funds are deducted from income earned on a regular basis, and are netted with the investment returns on such investments. All other expenses were paid by the Company.

NOTE A – DESCRIPTION OF PLAN (continued)

10.	Forfeitures

In the event that a participant terminates employment prior to 100% vesting, the portion of Company contributions which is not vested is forfeited at that time. The forfeited amounts are used to reduce future Company contributions. At December 31, 2013 and 2012 there were $5,631 and $7,442, respectively, of forfeited non-vested accounts. During 2013, $59,513 was used to reduce Company contributions.

11.	Investment Options

The Plan allows participants to elect how their contributions and the Company’s contributions will be directed among investment fund options based upon the individual investment objectives of the participants. Participants automatically enrolled in the Plan upon eligibility are directed to the Invesco Stable Value Retirement Fund. Participants can make changes to this designation at their discretion based upon available investment funds within the Plan.

The common stock held by the Plan is an investment directly in the Company’s common stock.

NOTE B – SIGNIFICANT ACCOUNTING POLICIES

1.	Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

2.	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits as of the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

3.	Investment Valuation and Income Reporting

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note G for discussion of fair value measurements.

Purchases and sales of investments are recorded on the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation or depreciation in the fair value of its investments, which consists of realized gains and losses and unrealized gains and losses on those investments.

4.	Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.

NOTE B – SIGNIFICANT ACCOUNTING POLICIES (continued)

5.	Payment of Benefits

Benefit payments to participants are recorded when paid.

6.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market volatility, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

7.	Fully Benefit-Responsive Stable Value Collective Funds held in Collective Trust

The Plan invests in stable value collective funds through the Invesco Stable Value Retirement Fund, a collective trust fund (the “Invesco Trust”). The Plan reports its investment in the Invesco Trust at fair value. However, since the stable value collective funds are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive stable value collective funds because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value, as reported to the Plan by the Invesco Trust, represents contributions made under the contracts, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

The Statements of Net Assets Available for Benefits, as of December 31, 2013 and 2012, present the fair value of the investment in the Invesco Trust. Additionally, the Statements of Net Assets Available for Benefits as of December 31, 2013 and 2012 present the adjustment of the investment in the Invesco Trust from fair value to contract value relating to stable value collective funds.

There are no reserves against contract value for credit risk of the contract issuers or otherwise. The fair value of the Plan’s investment in the Invesco Trust at December 31, 2013 and 2012 was $4,854,556 and $5,056,527, respectively. The crediting interest rate is based on a formula agreed upon with the issuer. Such interest rates are typically reviewed and reset on a monthly or quarterly basis according to each contract.

Certain events limit the ability of the Plan to transact at contract value with the Invesco Trust. Such events include, among other events, the following: (1) plant closings, (2) layoffs, (3) plan termination, (4) bankruptcy or reorganization, (5) merger, (6) early retirement incentive programs, and (7) tax disqualification of a trust. In addition, there are certain events that would permit a stable value collective fund issuer to terminate a contract upon short notice at the market value of the underlying investments. Such events include the following: (1) the Plan’s loss of qualified status, (2) material breaches of responsibility which are not cured, or (3) material and adverse changes to the provisions of the Plan. The Plan administrator does not believe that any events which would limit the Plan’s ability to transact at contract value with participants, or any events that would permit a contract issuer to terminate a contract upon short notice, are probable of occurring.

NOTE B – SIGNIFICANT ACCOUNTING POLICIES (continued)

Following are certain details related to the stable value collective funds held by the Invesco Trust as of December 31, 2013 and 2012:

Duration and Yields	2013	2012
Average portfolio duration	2.72 yrs	2.85 yrs
Average yield based on market value	1.281%	1.511%
Average yield based on crediting rate	1.271%	1.689%

Contract value is the relevant measurement attribute for that portion of the net assets of a collective investment fund attributable to fully benefit-responsive stable value collective funds because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the underlying defined contribution plans. A stable value collective fund is generally permitted to be valued at contract value, rather than fair value, to the extent it is fully benefit-responsive and held by a collective trust offered only to qualified employer-sponsored defined contribution plans. A stable value collective fund is considered fully benefit-responsive if: 1) it is effected directly between the collective trust and the issuer and may not be transferred without the consent of the issuer, 2) either the repayment of principal and interest is a financial obligation of the issuer or the issuer of a wrap contract provides assurance that the contract crediting rate will not be adjusted to less than zero, 3) the contract requires all permitted participant-initiated transactions with the collective trust to occur at contract value without limitation, 4) it is improbable that an event will occur that would limit the ability of the collective trust to transact at contract value with both the issuer and collective trust unit holders, and 5) the collective trust allows unit holders reasonable access to their funds.

NOTE C – INVESTMENTS

The following investments represent 5% or more of the Plan’s net assets at December 31:

	2013	2012
Invesco Stable Value Retirement Fund**	$4,816,028	$4,890,258
American Funds Washington Mutual Investors Fund	4,066,687	3,246,951
Columbia Acorn Fund	3,497,027	2,829,875
Blackrock S&P 500 Index Fund	3,432,242	2,535,545
Blackrock Basic Value Fund	3,232,460	2,373,738
American Funds Euro Pacific Growth Fund	2,997,796	2,501,760
PIMCO Total Return Fund	2,661,256	2,443,549
Blackrock Small/Mid Cap Growth Equity Portfolio	2,506,057	1,725,400
American Century Diversified Bond Fund	2,092,451	1,896,388

**	The fair values of the Invesco Trust as of December 31, 2013 and 2012 were $4,854,556 and $5,056,527, respectively.

NOTE C – INVESTMENTS (continued)

During 2013, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Common stock	$46,951
Registered mutual funds	3,900,045

$3,946,996

NOTE D – TAX STATUS

The company uses the prototype plan (FFN: 31339810003-004) designed and maintained by Merrill Lynch Pierce Fenner & Smith, Inc. (“Merrill Lynch”). The Internal Revenue Service has determined and informed Merrill Lynch, by a letter dated March 31, 2008, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The prototype plan has been amended since receiving the opinion letter in order to comply in form with various laws, and the plan administrator believes that the prototype plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE E – PRIORITIES UPON TERMINATION OF THE PLAN

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated, participants will become 100% vested in their accounts.

NOTE F – RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments held during the years ended December 31, 2013 and 2012 include shares of the Company’s common stock, and shares of mutual funds managed by the Trustee, or an affiliate thereof, and therefore, these transactions qualify as party-in-interest transactions. Fees incurred by the Plan for the investment management services are included in net appreciation in fair value of the investment, as they are paid through the related mutual funds, rather than a direct payment. The Plan Sponsor pays directly any other fees related to the Plan’s operations.

NOTE G – FAIR VALUE MEASUREMENTS

The Plan values financial assets and liabilities at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value hierarchy prioritizes inputs to valuation techniques used to measure fair value into three broad levels, which are described below:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that are accessible at the measurement date for assets and liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly. These include quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or price quotations vary substantially, either over time or among market makers, or in which little information is released publicly and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3: Unobservable inputs, developed using the Company’s estimates and assumptions, which reflect those that the market participants would use. Such inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

Determining where an asset or liability falls within the hierarchy depends on the lowest level input that is significant to the fair value measurement as a whole. In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible and considers counterparty credit risk in the assessment of fair value.

Assets measured at fair value for the Plan are as follows:

Common stock/mutual funds – Valued at the closing price reported on the active market on which the security is traded.

Collective trust – Valued at the net asset value of units of a bank collective trust. The net asset value, as provided by the Trustee, is used as a practical expedient to estimate fair value. The net asset value is based on the fair value of the underlying investments held by the fund less its liabilities.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

NOTE G – FAIR VALUE MEASUREMENTS (continued)

Plan assets carried at fair value at December 31, 2013 are classified in the table below in one of the three categories described above:

	Level 1	Level 2	Level 3	Total
Company common stock	$179,749	$—	$—	$179,749
Mutual funds:
Capital growth funds	23,532,191	—	—	23,532,191
Balanced funds	3,120,430	—	—	3,120,430
Income funds	2,612,932	—	—	2,612,932
Other funds	520,086	—	—	520,086
Collective trust – stable value fund	—	—	4,854,556	4,854,556

Total assets at fair value	$29,965,388	$—	$4,854,556	$34,819,944

Plan assets carried at fair value at December 31, 2012 are classified in the table below in one of the three categories described above:

	Level 1	Level 2	Level 3	Total
Company common stock	$153,927	$—	$—	$153,927
Mutual funds:
Capital growth funds	18,010,107	—	—	18,010,107
Balanced funds	3,074,841	—	—	3,074,841
Income funds	2,338,299	—	—	2,338,299
Other funds	421,193	—	—	421,193
Collective trust – stable value fund	—	—	5,056,527	5,056,527

Total assets at fair value	$23,998,367	$—	$5,056,527	$29,054,894

NOTE G – FAIR VALUE MEASUREMENTS (continued)

The following table sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2013:

Fair Value Measurements Using Significant Unobservable Inputs (Level 3) Stable Value Collective Fund
Beginning balance	$5,056,527
Transfers into Level 3	—
Transfers out of Level 3	—
Total gains or losses (realized/unrealized) included in changes in net assets available	(49,290)
Purchases, issuances, sales and settlements
Purchases	1,438,774
Issuances	(1,591,455)
Sales	—
Settlements	—

Ending balance	$4,854,556

Amount of total gains or losses for the period included in changes in net assets available attributable to the change in unrealized gains or losses relating to assets still held at the reporting date	$38,528

The Plan applied the practical expedient as of December 31, 2013 and 2012 to its investment in the Invesco Trust. The Invesco Trust seeks to preserve principal investment while providing a competitive level of income over time that is consistent with the preservation of capital. The Invesco Trust allows for daily liquidity with no additional days of notice required for redemption. It is the policy of the Invesco Trust to use its best efforts to preserve principal, although there is no guarantee that the Invesco Trust will be able to maintain or grow its value.

Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment in the Invesco Trust at contract value. Contract value represents contributions made to the Invesco Trust, plus appreciation, less participant withdrawals and administrative expenses. The Invesco Trust imposes certain restrictions on the Plan, and the Invesco Trust itself may be subject to circumstances that impact its ability to transact at contract value. Plan management believes the occurrence of events that could cause the Invesco Trust to transact at less than contract value is not probable.

The Invesco Trust is presented in the December 31, 2013 and 2012 Statement of Net Assets Available for Benefits at fair value, with an adjustment to contract value. The Plan monitors the valuation of the Invesco Trust by obtaining audited financial statements of the Invesco Trust, reviewing the information related to the underlying investments set forth therein and determining that the use of the practical expedient is appropriate for this investment.

NOTE H – RECONCILIATION TO FORM 5500

As of December 31, 2013 and 2012, the collective trust in which the Plan invested, the Invesco Trust, is included in net assets available for benefits at contract value, but is stated at fair value in the Plan’s Form 5500.

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2013	2012
Net assets available for benefits per the financial statements	$36,482,080	$30,330,575
Add: Adjustment from contract value to fair value	38,528	166,269

Net assets available for benefits per the Form 5500	$36,520,608	$30,496,844

The following is a reconciliation of the participant contributions per the financial statements to the Form 5500:

Year Ended
December 31,
2013
Total participant contributions per the financial statements	$1,828,935
Add: Classification of excess contributions payable	3,114

Total participant contributions per the Form 5500	$1,832,049

The following is a reconciliation of the increase in net assets available for plan benefits per the financial statements to net income (loss) per the Form 5500:

Year Ended
December 31,
2013
Net increase in net assets available for benefits per the financial statements	$6,151,505
Add: Change in adjustment from contract value to fair value	(127,741)

Net income (loss) per the Form 5500	$6,023,764

NOTE I – SUBSEQUENT EVENTS

Management of the Plan has evaluated subsequent events through the date the financial statements were issued, and there were no material subsequent events that required recognition or additional disclosures in these statements.

SUPPLEMENTAL INFORMATION

Meridian Bioscience, Inc. Savings and Investment Plan

EIN 31-0888197 Plan No 001

FORM 5500, SCHEDULE H, PART IV, LINE 4i-

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2013

(a)		(b)	(c)		(d)
Identity of issuer, borrower, lessor, or similar party		Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost		Current value
	Registered Mutual Funds
	American Century Diversified Bond Fund	198,525 shares	*	*	$2,092,451
	American Funds Balanced Fund	18,881 shares	*	*	459,174
	American Funds Euro Pacific Growth Fund	62,285 shares	*	*	2,997,796
	American Funds Growth Fund of America	15,967 shares	*	*	676,823
	American Funds Washington Mutual Investors Fund	103,795 shares	*	*	4,066,687
*	Blackrock Basic Value Fund	105,982 shares	*	*	3,232,460
*	Blackrock Global Allocation Fund	24,383 shares	*	*	520,086
*	Blackrock Small/Mid Cap Growth Equity Portfolio	164,655 shares	*	*	2,506,057
*	Blackrock S&P 500 Index Fund	15,463 shares	*	*	3,432,242
	Columbia Acorn Fund	97,736 shares	*	*	3,497,027
	Delaware Emerging Markets Fund	47,910 shares	*	*	775,181
	Eaton Vance Income Fund of Boston	36,251 shares	*	*	219,680
	Janus Adviser Forty Fund	16,142 shares	*	*	664,085
	Perkins Small Cap Value Fund	28,410 shares	*	*	729,859
	PIMCO Commodity Real Return Strategy Fund	54,791 shares	*	*	300,801
	PIMCO Total Return Fund	248,948 shares	*	*	2,661,256
	Thornburg International Value	30,537 shares	*	*	953,974

	Total registered mutual funds				29,785,639
	Collective Trust
	Invesco Stable Value Retirement Fund	4,816,028 units	*	*	4,854,556
	Common Stock
*	Meridian Bioscience, Inc.	6,775 shares	*	*	179,749
*	Participant Loans	Interest rates of 4.25%, maturing through 2022			783,898

	Total assets held for investment purposes				$35,603,842

*	Indicates party-in-interest.
**	Cost of asset is not required to be disclosed as investment is participant-directed.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Meridian Bioscience, Inc. Savings and Investment Plan

Date: June 27, 2014	By:	/s/ Melissa A. Lueke
Melissa A. Lueke Executive Vice President and Chief Financial Officer

INDEX TO EXHIBITS

Exhibit No.	Description

23.1	Consent of Grant Thornton LLP